QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(F)

[SEAL]

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

x
ALASKA ELECTRICAL PENSION FUND,	:
On Behalf of Itself and All Others Similarly	:
Situated,	:
:
Plaintiff.	:
:
vs.	:	CIVIL ACTION NO.
:
MAGNA ENTERTAINMENT CORP., MI	:	CLASS ACTION COMPLAINT
DEVELOPMENTS, INC., FRANK	:
STRONACH, BRIAN V. TOBIN, JIM	:
McALPINE, JERRY D. CAMPBELL,	:
EDWARD C. LUMLEY, WILLIAM J.	:
MENEAR, LOUIS E. LATAIF and GINO	:
RONCELLI,	:
:
Defendants.	:
x

        Plaintiff, by its attorneys, alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

PARTIES

        1.     Plaintiff Alaska Electrical Pension Fund has been the owner of 35,000 shares of the common stock of Magna Entertainment Corp. ("Magna" or the "Company") since prior to the wrongs herein complained of and continuously to date.

        2.     Magna is a corporation duly organized and existing under the laws of the State of Delaware. The Company owns and operates horse racetracks and supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets. The Company operates or manages 12 thoroughbred racetracks, two standardbred (harness racing) racetracks, one racetrack, which runs both thoroughbred and standardbred meets and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. It also operates off-track betting (OTB) facilities and a national account wagering business known as XpressBet, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai. Magna also owns and operates HorseRacing TV, a television network focused on horse racing. HorseRacing TV carries on cable systems in 10 states, with approximately 1.4 million subscribers. The Company maintains its principal offices at 337 Magna Drive, Aurora, Ontario, Canada.

        3.     Defendant MI Developments, Inc. ("MID") is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. MID owns or controls 100% of the Company's

Class B stock and 16.5% of the Company's Class A stock, representing a 96.6% voting interest and a 62% equity interest in the Company. MID maintains its principal offices at 455 Magna Drive, Aurora, Ontario, Canada.

        4.     Defendant Frank Stronach is Chairman of the Board of Directors and Founder of the Company and Chairman and Founder of MID.

        5.     Defendant Brian V. Tobin is Vice Chairman of the Company and Chief Executive Officer of MID.

        6.     Defendant Jim McAlpine is President and Chief Executive Officer and a director of the Company.

        7.     Defendant Jerry D. Campbell is a director of the Company and formerly served as the Company's President and Chief Executive Officer.

        8.     Defendant Edward C. Lumley is a director of the Company and a director of Magna International, Inc., which was founded by defendant Stronach.

        9.     Defendant William J. Menear is a director of the Company.

        10.   Defendant Louis E. Lataif is a director of the Company.

        11.   Defendant Gino Roncelli is a director of the Company.

        12.   MID, as the Company's controlling shareholder, and the individual defendants, as officers and/or directors of the Company, stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Magna the highest duties of good faith, fair dealing, due care, loyalty and full and candid disclosure.

CLASS ACTION ALLEGATIONS

        13.   Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23 on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

        14.   This action is properly maintainable as a class action.

        15.   The Class is so numerous that joinder of all members is impracticable. There are approximately 48.8 million Class A shares of Magna common stock outstanding owned by hundreds, if not thousands, of holders other than MID and its affiliates.

        16.   There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Magna in violation of the laws of the State of Delaware in order to enrich MID at the expense and to the detriment of plaintiff and the other public stockholders who are members of the Class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class; and (d) whether the Class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

        17.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

        18.   Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

        19.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

        20.   On July 13, 2004, MID announced that it had offered to acquire all of the shares of common stock of the Company not held by MID and its affiliates. Under the proposed transaction, the Company's public shareholders would receive $1.05 in cash and 0.2258 of an MID Class A Subordinate Voting share for each Class A Magna share. The total consideration is approximately $7.00 per share and the total value of the proposed transaction is approximately $285 million.

        21.   The consideration of $7.00 per share to be paid to Class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Magna is materially in excess of $7.00 per share, giving due consideration to the prospects for growth and profitability of Magna in light of its business, earnings and earnings power, present and future; (b) the $7.00 per share price offers an inadequate premium to the public stockholders of Magna; and (c) the $7.00 per share price is not the result of arm's length negotiations but was fixed arbitrarily by MID to "cap" the market price of Magna stock, as part of a plan for MID to obtain complete ownership of Magna, its assets and businesses at the lowest possible price.

        22.   The proposed acquisition is an attempt by MID to unfairly aggrandize MID at the expense of Magna's public stockholders. The proposed acquisition will, for inadequate consideration, deny plaintiff and the other members of the Class their right to share proportionately in the future success of Magna and its valuable assets, while permitting MID to benefit wrongfully from the transaction.

        23.   Given MID's and its affiliates' stock ownership in Magna and representation on the Board of Directors, they are able to dominate and control the other directors. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in transactions which benefit MID at the expense of Magna's public shareholders, as exemplified by the proposed transaction.

        24.   Because of MID's stock ownership, no third party, as a practical matter, can attempt any competing bid for Magna, as the success of any such bid would require the consent and cooperation of the MID and its affiliates.

        25.   Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Magna's public shareholders in a proposed transaction which will benefit MID at the expense of the public shareholders of the Company.

        26.   Plaintiff and the other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

          A.    Certifying this action as a class action and plaintiff as the Class representative and plaintiff's counsel as Class counsel;

          B.    enjoining, preliminarily and permanently, the transaction complained of herein;

          C.    to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding such transaction or granting the Class rescissory damages;

          D.    directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          E.    awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          F.     granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.
	By:	/s/ NORMAN M. MONHAIT
Norman M. Monhait (DSBA No. 1040) 919 Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899 (302) 656-4433 Attorneys for Plaintiff
OF COUNSEL:
LERACH COUGHLIN STOIA & ROBBINS LLP Samuel H. Rudman 200 Broadhollow Road Suite 406 Melville, NY 11747 (213) 617-9007
LAW OFFICES OF BRIAN BARRY 1801 Avenue of The Stars, Suite 307 Los Angeles, CA 90067 (310) 788-0841

QuickLinks

  Exhibit (a)(5)(F)